Exhibit 99.4

January 31, 2019

Mr. James Thornton

Chairman

Board of Directors

DNB Financial Corporation

c/o                               Gerald F. Sopp

Corporate Secretary

4 Brandywine Avenue

Downingtown, PA 19335-0904

Via E-mail

Dear Mr. Thornton,

By email message on January 29, 2019, Gerald Sopp, Chief Financial Officer of DNBF, indicated that you would respond to my previous two letters.  I look forward to, and eagerly await, your response.

In the meantime, I would like to bring a matter to your attention.  My understanding is that there are a number of financial institutions interested in discussing a possible business combination with DNBF.  My further understanding is that, on previous occasions, when such financial institutions expressed this interest to the CEO of DNBF, they were rebuffed.  I also understand that these financial institutions are now leery of expressing such interest due to fears that to do so might prejudice them in the eyes of either the senior management of DNBF and/or its board of directors and put them at a disadvantage relative to other financial institutions that might also be interested in pursuing a business combination with DNBF.

I would assume that these fears are unfounded, but whatever steps you could take to dispel this misconception would be appreciated.

/s/ J. Abbott. R. Cooper
J. Abbott R. Cooper

President
CT Opportunity Management LLC

Manager
Driver Management Company LLC